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EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

HudBay Minerals Inc.
6 Adelaide Street East
Suite 300
Toronto, Ontario M5C 1H6

Item 2    Date of Material Change

April 18, 2005.

Item 3    News Release

A press release concerning this material change was issued on April 18, 2005 through the Canadian disclosure network.

Item 4    Summary of Material Changes

HudBay Minerals Inc. (the "Company") announced the resignation of John Knowles from the position of Vice President and Chief Financial Officer, effective as of June 30, 2005.

Item 5    Full Description of Material Change

The Company announced the resignation of John Knowles from the position of Vice President and Chief Financial Officer, effective as of June 30, 2005.

The Company is initiating a search for a replacement and will announce the new Chief Financial Officer when the process is complete.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7    Omitted Information

N/A.

Item 8    Executive Officer

Brian D. Gordon, the Vice President and General Counsel of the Corporation at (416) 913-7601.

Item 9    Date of Report

April 23, 2005.

HUDBAY MINERALS INC.
By:	"Signed" Brian D. Gordon Vice President and General Counsel

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FORM 51-102F3 MATERIAL CHANGE REPORT